DLA Piper LLP (US)
555 Mission Street, Suite 2400
San Francisco, California 94105-2933
www.dlapiper.com

Howard Clowes
howard.clowes@dlapiper.com
T 415.836.2510
F 415.659.7410
September 13, 2010
Via Facsimile (703) 813-6985
and Overnight Courier
Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Re:	Trident Microsystems, Inc.
Form 10-KT for the Transition Period Ended December 31, 2009
Filed March 15, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 6, 2010
Form 8-K dated July 29, 2010
File No. 0-20784
Dear Mr. Newberry:
On behalf of Trident Microsystems, Inc. (the “Company”), we submit the following responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter to the Company dated August 31, 2010, with respect to the Company’s Form 10-KT for the transition period ended December 31, 2009, Form 10-Q for the fiscal quarter ended June 30, 2010 and Form 8-K dated July 29, 2010. The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion that follows each such paragraph is the Company’s response to the Staff’s comments.
Form 10-KT for the Transition Period Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Overview, page 32
1.	When drafting future “Overview” sections for your Management’s Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003). As noted in that release, an overview should include the most important matters on which a company’s executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements. A good overview should:
•	be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•	include economic or industry-wide factors relevant to the company;

September 13, 2010
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•	provide insight into the material opportunities, challenges and risks on which the company’s executives are most focused and the actions the company’s executives are taking to address those opportunities, challenges and risks; and

•	address other issues mentioned in the Release.
We note, for example, the themes and matters discussed in your February 8, 2010 and May 5, 2010 earnings conference calls.
The Company notes the Staff’s comment, and confirms in future filings that it will expand its Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company acknowledges the Staff’s reference to disclosures made in its earnings conference calls which may include themes and significant matters that could be included in the Overview.
Net Revenues, page 34
2.	We note the concentration of and sales to your major customers. In future filings please disclose any known trends, demands, commitments or uncertainties related to such customers that would be reasonably likely to have a material effect on your financial condition or results from operations. Refer to Item 303 of Regulation S-K.

The Company notes that in its industry commitments to and from customers are typically of very limited duration and customer activities can be unpredictable. The Company acknowledges the requirement under Item 303 of Regulation S-K to reflect trends, demands, commitments and uncertainties and the requirement to evaluate such trends and disclose in future filings any such trends that are reasonably likely to have a material adverse effect on its financial condition or results of operations.
Critical Accounting Estimates, page 35
3.	In future filings, for each identified critical accounting estimate, please provide disclosure as to why the nature of the estimates or assumptions are material due to the subjectivity or judgment necessary to account for the highly uncertain matters identified. Further disclose any material impact from any reasonably possible changes in such estimates. Refer to SEC Release No. 33-8350.

The Company confirms that in future filings it will expand its disclosures to describe why the nature of each critical accounting estimate and assumption is material due to subjectivity or judgment and to disclose any material impact from reasonably possible changes in such estimates and assumptions.
Quantitative and Qualitative Disclosures About Market Risk, page 56
4.	In future filings, for each of your identified market risks, if material, please provide quantitative information in accordance with one of the three disclosure alternatives specified in Item 305(a)(1) of Regulation S-K.

September 13, 2010
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•	The Company confirms that in future filings it will provide, if material, quantitative information in accordance with one of the three disclosure alternatives specified in Item 305(a)(1) of Regulation S-K.
Form 10-Q for the Quarterly Period Ended June 30, 2010
Condensed Consolidated Statements of Cash Flows, page 5
5.	In future filings, please disclose all non-cash investing activities related to your business acquisitions. Refer to paragraph 230-10-50-3 of the FASB Accounting Standards Codification.

•	The Company confirms that in future filings, it will disclose if material all non-cash investing and financing activities, including non-cash investing activities related to business acquisitions, in accordance with FASB Accounting Standards Codification 230-10-50-3.
Note 12 — Business Combinations, page 21
6.	Please revise future filings to disclose how you determined the fair value of the 104,204,348 shares of Trident common stock. Refer to paragraph 805-30-30-7 of the FASB Accounting Standards Codification.

The Company believes that the February 8, 2010 closing price of its common stock, traded in an active market and considered a level 1 input in accordance with ASC 820, represented the per share fair value of its common stock in accordance with applicable accounting guidance requiring an entity to maximize the use of observable inputs. The Company confirms that it will revise future filings to disclose that it determined the $1.81 per share fair value of the 104,204,348 shares issued based on the closing price of the Company’s common stock on February 8, 2010, the date of closing of the acquisition.

7.	Please revise future filings to disclose how you determined that Trident was the accounting acquirer considering that the issuance of the 104,204,348 common shares resulted in NXP owning 60% of Trident in accordance with paragraph 805-10-55-11 through 15 of the FASB Accounting Standards Codification. In this regard, revise your disclosures in MD&A to explain to investors the reason the transaction was structured such that NXP received 60% of your outstanding equity but only 30% of the voting interest. Discuss the factors that led to you recognizing a gain on the acquisition, including a discussion of why you believe you were able to acquire the company for less than the sum of the fair value of its net assets.

The following is the Company’s response to each of the three points contained in the Staff’s comment above:

A	Please revise future filings to disclose how you determined that Trident was the accounting acquirer considering that the issuance of the 104,204,348 common shares resulted in NXP owning 60% of Trident in accordance with paragraph 805-10-55-11 through 15 of the FASB Accounting Standards Codification.

September 13, 2010
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The Company confirms that it will revise future filings to disclose that it determined that Trident was the accounting acquirer based upon an analysis of all relevant facts and circumstances and particularly the factors required to be considered by paragraphs 805-10-55-11 through 15 of the FASB Accounting Standards Codification. The Company will summarize those factors and disclose that it determined that the preponderance of such factors indicated that Trident was the acquiring entity.

B	In this regard, revise your disclosure in MD&A to explain to investors the reason the transaction was structured such that NXP received 60% of your outstanding equity but only 30% of the voting interest.

The Company will disclose that the number of shares issued and the voting and other rights granted to NXP were the result of extensive negotiations relating to numerous issues, including (i) NXP’s financial investment objectives and its desire to exit the lines of business acquired by Trident and (ii) that a primary consideration of the Company’s Board to maximize long term stockholder value was to maximize the voting power of the stockholders other than NXP providing those stockholders with greater control over the Company than would have been the case if the shares NXP held had the same voting rights as all other shares.

C	Discuss the factors that led you to recognizing a gain on the acquisition, including a discussion of why you believe you were able to acquire the company for less than the sum of the fair value of its net assets.

The Company confirms that it will expand its disclosure in future filings to include the factors that led to the recognition of a gain in the transaction. The discussion will include a description of the income approach methodology used by the Company to determine fair value of the assets acquired. In addition, the disclosure will clarify that a significant contributing factor to the gain on acquisition was a decline of $54.2 million in the fair value of Trident’s common stock purchase consideration between the date that the definitive agreement was signed October 4, 2009 (i.e., based on a closing price of $2.33 per share) and the acquisition date of February 8, 2010 (i.e., based on a closing price of $1.81 per share) determined in accordance with ASC 805. [For purposes of clarification only, Trident assumes that the Staff’s reference to “the company” in the last sentence of this comment is a reference to the assets of NXP acquired in the transaction.]

8.	We note that you assigned $18 million of the purchase price to in-process research and development. Additionally, we note your disclosures that the status of in-process research and development is consistent with the Company’s expectation at the time the in-process research and development was acquired. Please revise future filings to disclose more details in MD&A and the footnotes to the financial statements to include the following for significant purchased in-process research and development projects:
•	Specific nature and fair value of each material in-process research and development project acquired,

•	Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates,

•	Significant assumptions in the determination of fair value, such as the period in which material net cash inflows from significant projects are expected to commence.

September 13, 2010
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The Company confirms that it will expand its disclosure in future filings to address these matters for significant purchased in-process research and development projects.
Form 8-K dated July 29, 2010
9.	We note that in Exhibit 99.1 that you have presented a number of non-GAAP financial measures in the form of non-GAAP condensed consolidated statements of operations. Please address the following:
•	Revise future filings to provide the disclosures required by Item 10(e)(1)(i)(C) and Item 10(e)(1)(i)(D) of Regulation S-K for each of the non-GAAP measures presented.

•	Tell us how you considered the guidance in Compliance and Disclosure Interpretation 102.10, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, in presenting the non-GAAP condensed consolidated statements of operations. Alternatively, revise future filings to remove the non-GAAP condensed consolidated statements of operations and instead separately present the non-GAAP measures management believes provide the most useful information to investors regarding your results of operations and financial condition.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.
The Company notes the Staff’s comment, including the reference to the applicable guidance. In future filings the Company confirms that it will revise its disclosure regarding non-GAAP financials as follows:
A. The Company will not include a non-GAAP condensed consolidated statement of operations in future earnings releases. Instead, the company will separately present an expanded reconciliation table which will include non-GAAP metrics which the Company believes are useful to investors and which are used by management in the operation of the business. An example of the expanded table as it would have appeared in the exhibit to the Company’s July 29, 2010 8-K is attached as Annex A to this letter.
B. With respect to Item 10(e)(1)(i)(C) and (D) of Regulation S-K, and the Company’s presentation and use of non-GAAP financials, the Company will include disclosure substantially similar to the following in future earnings releases
“To supplement the consolidated financial results prepared under GAAP, Trident uses a non-GAAP conforming, or non-GAAP, measure of net loss that is GAAP net loss adjusted to exclude certain costs, expenses and gains. Non-GAAP net loss, non-GAAP gross margin and non-GAAP expenses gives an indication of Trident’s baseline performance before gains, losses or other

September 13, 2010
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charges that are considered by management to be outside the company’s core operating results. In addition, these non-GAAP measures as a percentage of net revenues are used by management to identify key trends in performance and measure key results against objectives. We believe these non-GAAP measures provide meaningful supplemental information for investors regarding the performance of our business and facilitate a meaningful evaluation of our performance between current and prior periods. These non-GAAP measures are among the primary indicators management uses as a basis for planning and forecasting future periods”
The Company also acknowledges the Staff’s comment regarding the possibility of future comments from the Staff if the Company’s Form 8-Ks are incorporated by reference into 1933 Act registration statements.
In responding to the Staff’s comments, we acknowledge on behalf of the Company that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the responses to the comments of the Staff or require additional information from Trident, please contact the undersigned at (415) 836-2510.
Very truly yours,
DLA Piper LLP (US)

Howard Clowes
Partner
HC:atf
cc:	Pete Mangan, Trident Microsystems, Inc.
David L. Teichmann, Trident Microsystems, Inc.
Kevin L. Vaughn, Accounting Branch Chief (SEC)
Lynn Dicker (SEC)
Thomas Jones (SEC)
Jay Mumford (SEC)
Martin James, Senior Assistant Chief Accountant (SEC)

ANNEX A

TRIDENT MICROSYSTEMS, INC.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands, except per share data)	2010	2010	2009	2010	2009

GAAP gross profit	$32,926	$13,786	$4,622	$46,712	$5,083
Amortization of acquisition-related intangible assets (1)	16,972	10,216	787	27,188	1,415
Stock-based compensation expense (2)	86	104	149	190	294
Impairment of intangible assets other than goodwill (3)	863	1,230	—	2,093	—

Non-GAAP gross profit	$50,847	$25,336	$5,558	$76,183	$6,792

% of net revenues	29.6%	28.0%	37.3%	29.1%	31.2%

GAAP Research and development expenses	$49,866	$37,215	$15,802	$87,081	$27,236
Amortization of acquisition-related intangible assets (1)	824	485	—	1,309	—
Stock-based compensation expense (2)	902	880	1,710	1,782	3,050
Impairment of intangible assets other than goodwill (3)	—	—	1,706	—	1,706
Software license fees (4)	—	—	(500)	—	(788)

Non-GAAP Research and development expenses	$48,140	$35,850	$12,886	$83,990	$23,268

% of net revenues	28.0%	39.7%	86.4%	32.1%	106.9%

GAAP Selling, general and administrative expenses	$22,311	$20,136	$7,421	$42,447	$11,047
Amortization of acquisition-related intangible assets (1)	1,339	755	51	2,094	127
Stock-based compensation expense (2)	1,246	(320)	1,401	926	2,719
Stock options related professional fees (5)	525	226	104	751	(2,971)
Acquisition-related expenses (6)	790	4,358	—	5,148	—

Non-GAAP Selling, general and administrative expenses	$18,411	$15,117	$5,865	$33,528	$11,172

% of net revenues	10.7%	16.7%	39.3%	12.8%	51.3%

GAAP Operating Loss	$(51,572)	$(51,960)	$(19,306)	$(103,532)	$(35,378)
Total of above adjustments to gross profit, R&D and SG&A	23,547	17,934	5,408	41,481	5,552
Restructuring Charges (7)	4,470	8,395	8	12,865	49
Impairment of goodwill (3)	7,851	—	—	7,851	1,432

Non-GAAP Operating Loss	$(15,704)	$(25,631)	$(13,890)	$(41,335)	$(28,345)

% of net revenues	-9.1%	-28.4%	-93.1%	-15.8%	-130.2%

GAAP net loss	$(49,030)	$(7,584)	$(21,075)	$(56,614)	$(37,679)
Total of above adjustments to Operating Loss	35,868	26,329	5,416	62,197	7,033
Legal settlements (10)	(1,674)			(1,674)
(Gain) loss on investment (9)	—	209	(12)	209	(19)
(Gain) on acquisition (8)	—	(44,784)	—	(44,784)	—

Non-GAAP net loss	$(14,836)	$(25,830)	$(15,671)	$(40,666)	$(30,665)

% of net revenues	-8.6%	-28.6%	-105.1%	-15.5%	-140.9%

GAAP basic and diluted net loss per share	$(0.28)	$(0.06)	$(0.32)	$(0.37)	$(0.59)

Non-GAAP basic and diluted net loss per share	$(0.09)	$(0.20)	$(0.24)	$(0.27)	$(0.48)

Shares used in basic and diluted per share computation	174,018	129,969	65,565	152,059	63,708

(1)	Amortization of acquisition-related intangible assets represents the amortization of identifiable intangible assets. Management deemed that these acquisition-related charges are not related to Trident’s core operating performance and it is appropriate to exclude those charges from Trident’s non-GAAP financial measures, as it enhances the ability of investors to compare Trident’s period-over-period operating results.

(2)	Stock-based compensation expense relates primarily to the equity awards such as stock options and restricted stock. This is non-cash expense that varies in amount from period to period and is dependent on market forces that are often beyond Trident’s control. Hence, management excludes this item from the non-GAAP financial measures.

(3)	Charges for impairment of goodwill and intangible assets incurred as a result of their carrying value exceeding the fair value. Management believes that these charges are not directly associated with the Company’s core operating performance.

(4)	Software license fees represent an adjustment for prior years’ software usage.

(5)	Stock options related professional fees are excluded from the non-GAAP net loss calculation. Management believes that these professional fees are not related to the Company’s ongoing business and operating performance of Trident.

(6)	Acquisition-related expenses represent external costs incurred in connection with our acquisition, which we generally would not have incurred in the normal course of business.

(7)	Management believes that restructuring charges are not directly associated with the Company’s core operating performance.

(8)	The preliminary purchase price allocation assigned $48.5 million to gain on acquisition. Subsequently, in accordance with applicable accounting guidance, the preliminary estimate was reduced by $3.7 million as a result of new information received by the Company subsequent to March 31, 2010. Management believes that gain on acquisition is not related to the ongoing business and operating performance of Trident.

(9)	Management believes that (Gain) loss on investments are not related to the ongoing business and operating performance of Trident.

(10)	Management believes that legal settlements are not related to the ongoing business and operating performance of Trident.